Exhibit 99.1

November 13, 2007

Dear Shareholder,

You are cordially invited to attend the 2007 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE’s executive offices at 8 Hapnina Street, Ra’anana, Israel, on December 24, 2007 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Voting Instruction Card and then, at your earliest convenience, mail it in the envelope provided.

NICE urges all of its shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,
Haim Shani
Chief Executive Officer

NICE SYSTEMS LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 24, 2007

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company”) will be held on December 24, 2007 at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra’anana, Israel, for the following purposes:

1.	To elect five (5) directors (excluding “external directors”) to the board of directors of the Company;

2.	To elect two (2) external directors to the board of directors of the Company and approve the external directors’ compensation;

3.	To re-appoint the Company’s independent auditors and to authorize the Company’s board of directors to fix their remuneration;

4.	To increase the special annual fee paid to the Chairman of the board of directors by US$11,000; and

5.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2006.

Approval of matters 1, 2, 3 and 4 above, will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon. Matter 5 will not involve a vote.

Shareholders of record at the close of business on November 18, 2007, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 8 Hapnina Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

      Date: November 13, 2007

NICE SYSTEMS LTD.
8 Hapnina Street, Ra'anana
Israel

PROXY STATEMENT

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on November 18, 2007, in connection with the solicitation by the board of directors of proxies for use at the 2007 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 24, 2007 at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra’anana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 8 Hapnina Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on November 18, 2007 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On November 11, 2007, the Company had 59,385,038 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

The information contained herein has been obtained from information furnished to the Company.

Name	Number of Shares	Percentage of Outstanding Shares (Approximately)[1]

1. FMR LLC
82 Devonshire Street
Boston, MA 02109
And
Fidelity International Limited[2]
P.O. Box HM 670
Hamilton HMCX, Bermuda	8,013,140	13.5%

2. Massachusetts Financial
Services Company and affiliates[3]
500 Boylston St.
Boston, MA 02116	3,382,070	5.7%

[1] Based on 59,385,038 ordinary shares issued and outstanding on November 11, 2007.
[2] Based upon information provided to us by FMR LLC and Fidelity International Limited as of September 26, 2007.
[3] Based upon information provided to us by MFS Investment Management as of June 30, 2007.

ITEM 1

ELECTION OF DIRECTORS

Under the Company’s articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company’s shareholders. Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect five (5) members to the board of directors, aside from the two external directors of the Company.

The Company’s board of directors has proposed the following five (5) persons, Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber and Mr. John Hughes as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. All of the Company’s directors qualify as “independent directors,” as defined by the Nasdaq rules.

Name	Current Position in the Company

Ron Gutler	Director, Chairman of the Board

Joseph Atsmon	Director, Vice-Chairman of the Board

Rimon Ben-Shaoul	Director

Yoseph Dauber	Director

John Hughes	Director

        Ron Gutler has served as a director of NICE since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E 121 Promoting Investment Ltd., a real estate investment company, a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group) and a director of Psagot Ofek Investment House. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutche Bank). Between 1987 and 1999, he held various positions with Bankers Trust. Mr. Gutler headed the Trading and Sales Activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

        Joseph Atsmon has served as a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a Director of Ceragon Networks, Radvision Ltd. and Vocaltec Communications Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

        Rimon Ben-Shaoul has served as a director of NICE since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as Chairman of Nipson Digital Printing Systems PLC and as a director of Dor Chemicals Ltd., MIND C.T.I. Ltd., BVR Systems Ltd., Cimatron Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communication investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

        Yoseph Dauber has served as a director of NICE since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. Mr. Dauber also served as Chairman of Poalim American Express from 1995 to July 2002. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. Mr. Dauber currently serves as a member of the Board of Bank Hapoalim. He also serves as a director of Clal Insurance Holdings Ltd., Vocaltec Communications Ltd., Lodzia Rotex Ltd., Afcon Industries Ltd. and Orbit/FR Inc. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University.

        John Hughes has served as a director of NICE since November, 2002. Mr. Hughes is currently Non-Executive Chairman of Intec Telecom Systems plc, Non-Executive Chairman of Telecity Group plc and Executive Deputy Chairman of Parity Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GMS/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes also serves as Non-Executive Director of Global Crossings Telecom UK; Spectris plc and Barco N.V. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Ron Gutler be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Yoseph Dauber be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. John Hughes be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

ELECTION OF EXTERNAL DIRECTORS

        Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

        Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the Nasdaq Stock Market may elect as an external director, for additional terms of up to three years each, a person who has completed two terms of service as an external director if the company’s audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an external director is in the best interests of the company. All of the external directors of a company must be members of its Audit Committee and each other committee of a company’s board of directors that is authorized to exercise powers of the board must include at least one external director.

        Mr. Dan Falk and Ms. Leora Meridor are currently serving a second term as external directors. Ms. Meridor is not seeking re-nomination for an additional term as external director.

        On November 5, 2007 and November 6, 2007, our audit committee and board of directors, respectively, resolved to recommend that our shareholders elect Dan Falk and Yochi Dvir as external directors for a term of three years. If approved by the shareholders, this would be Mr. Falk’s third three-year term, in reliance on the regulation described above. The reasons underlying this resolution include Mr. Falk’s vast business experience, which is summarized below, and his knowledge of the Company, its markets and related fields of operations. The audit committee and board of directors believe that Mr. Falk’s continued service as external director is in the best interests of the Company.

        Brief biographies of the nominees are set forth below:

        Dan Falk has served as an external director of the Company since 2001. From 1999 to 2000, Mr. Dan Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk serves on the board of directors of: Orad Hi-Tech Systems Ltd. (chairman of the board of directors); Orbotech Ltd.; Ormat Technologies Inc.; Clicksoftware Technologies Ltd.; Jacada Ltd.; Attunity Ltd.; Nova Measuring Systems Ltd.; Dmateck Ltd.; and Plastopil Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration from the Hebrew University, Jerusalem.

        Yochi Dvir has served, since 2000, as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded. She served on the boards of Strauss-Elite Industries Ltd. and Trendline Business Information & Communications Ltd. Until recently, she served on the boards of Menorah Insurance Company Ltd., Israel Corporation Ltd. and ECI Telecom Ltd. Between 1990 and 2000, Ms. Dvir served as Senior VP of the Migdal Group. Ms. Dvir joined the group in 1981 and, until late 2000, held a number of senior financial and managerial positions, which included: Head of the group’s Economics Department (1986-1988); Head of the group’s Corporate Office (1989-1992); Head of the group’s General Insurance Division and Corporate Office (1993-1997); Group CFO (1997-1999); Head of the group’s Strategic Development Division and Marketing Array and Risk Manager (2000). Ms. Dvir holds a Bachelors degree in Economics and Statistics from the University of Haifa, Israel.

        The audit committee and the board of directors also approved that the compensation of external directors of the Company, from time to time, will be equal to the compensation granted to the other members of the board of directors (excluding those that perform special functions, such as the Chairman of the Board). The shareholders have previously approved that each director shall receive compensation at a rate equal to an annual fee of $15,000 and a meeting attendance fee of $600 (including meetings of committees of the board of directors), as well as an annual grant of options to purchase 5,000 of the Company’s ordinary shares.

        The election of the external directors and the approval of their compensation require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Dan Falk be elected to a three-year term as external director of the Company, effective January 1, 2008.”

“RESOLVED,that Yochi Dvir be elected to a three-year term as external director of the Company, effective January 1, 2008.”

“RESOLVED,that the compensation of external directors of the Company, from time to time, be identical to the compensation of the other members of the board of directors of the Company (excluding those that perform special functions), effective January 1, 2008.”

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

ITEM 3

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s audit committee. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF INCREASE OF CHAIRMAN’S SPECIAL ANNUAL FEE

The Company proposes to increase the special annual fee paid to the Chairman of the board of directors by US$11,000. Currently the Chairman is entitled to an annual fee of US$25,000 and a meeting attendance fee of US$600, including for meetings of committees of the board of directors. The role of the Chairman at our Company requires the devotion of much time and attention and the increase in the special annual fee is intended to compensate the Chairman for such contribution. The Company believes that an annual chairmanship compensation fee of US$36,000 is fair and reasonable.

Pursuant to the Companies Law, the remuneration of the directors requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. The increase in the Chairman’s special annual fee, as described above has been approved by the internal audit committee, the compensation committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed increase of the special annual fee of the Chairman of the board of directors by US$11,000, as set forth in Item 4 of the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2006 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on June 13, 2007. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

   By Order of the Board of Directors,

   Yechiam Cohen
   Corporate Secretary

   Date: November 13, 2007